UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Unilens Vision Inc.
(Name of Issuer)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

904907201
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 904907201

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,930
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 236,930
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 904907201

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,930
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 236,930
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 904907201

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,930
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 236,930
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 904907201

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to shares of the Common Stock, no par value per share (the “Shares”), of Unilens Vision Inc., a British Columbia corporation (the “Issuer”).  The Shares trade on both the TSX Venture Exchange (the “UVI Shares”) and the OTC Bulletin Board (the “UVICF Shares”).  The address of the principal executive offices of the Issuer is 1780-400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Item 2.	Identity and Background.

(a)           This statement is jointly filed by Baker Street Capital Ltd., a Cayman Islands company (“Baker Street Capital”), Baker Street Capital Management, LLC, a California limited liability company (“Baker Street Capital Management”), and Vadim Perelman. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Baker Street Capital Management is the investment manager of Baker Street Capital.  Vadim Perelman is the managing member of Baker Street Capital Management.  By virtue of his position with Baker Street Capital Management, Mr. Perelman has the power to vote and dispose of the Issuer’s Shares owned by Baker Street Capital.

(b)           The principal business address of Baker Street Capital is c/o Stuarts Corporate Service Ltd., P.O. Box 2510, Grand Cayman KY1-1104, Cayman Islands.  The principal business address of Baker Street Capital Management and Mr. Perelman is 432 N. Palm Drive, Suite 306, Beverly Hills, California 90210.

(c)           The principal business of Baker Street Capital is investing in securities.  The principal business of Baker Street Capital Management is serving as the investment manager of Baker Street Capital. The principal occupation of Mr. Perelman is acting as managing member of Baker Street Capital Management and serving as a director of Baker Street Capital.  Mr. Perelman is the sole officer and director of Baker Street Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Perelman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 167,871 UVICF Shares owned by Baker Street Capital is approximately CAD $325,910, including brokerage commissions.  The aggregate purchase price of the 69,059 UVI Shares owned by Baker Street Capital is approximately USD $632,595, including brokerage commissions.  The Shares owned by Baker Street Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule A, which is incorporated by reference herein.

CUSIP NO. 904907201

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 2,369,354 Shares outstanding, which is the total number of Shares outstanding as of February 26, 2010 as reported in the Issuer’s Report on Form 6-K, filed with the Securities and Exchange Commission on March 1, 2010.

As of the close of business on March 26, 2010, Baker Street Capital beneficially owned 236,930 Shares, constituting approximately 9.9% of the Shares outstanding.  As the investment manager of Baker Street Capital, Baker Street Capital Management may be deemed to beneficially own the 236,930 Shares owned by Baker Street Capital, constituting approximately 9.9% of the Shares outstanding.  As the managing member of Baker Street Capital Management, which in turn is the investment manager of Baker Street Capital, Mr. Perelman may be deemed to beneficially own 236,930 Shares owned by Baker Street Capital, constituting approximately 9.9% of the Shares outstanding.  Mr. Perelman has sole voting and dispositive power with respect to the 236,930 Shares owned by Baker Street Capital by virtue of his authority to vote and dispose of such Shares.  Baker Street Capital Management and Mr. Perelman disclaim beneficial ownership of the Shares held by Baker Street Capital, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Baker Street Capital Management, Mr. Perelman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

CUSIP NO. 904907201

(c)           Schedule A annexed hereto lists all transaction in the Shares since sixty days prior to the date of event by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 29, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Baker Street Capital Ltd., Baker Street Capital Management, LLC and Vadim Perelman, dated March 29, 2010.

CUSIP NO. 904907201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2010	BAKER STREET CAPITAL LTD.

	By:	Baker Street Capital Management, LLC Investment Manager

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

CUSIP NO. 904907201

SCHEDULE A

Transactions in the Shares Since 60 Days Prior to the Date of Event

Security Trading Symbol	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

BAKER STREET CAPITAL LTD.

UVICF	52,100	3.5909 (USD)	11/23/2009
UVICF	10,900	3.9007 (USD)	12/02/2009
UVICF	1,201	3.9000 (USD)	12/03/2009
UVICF	5,000	3.9200 (USD)	12/04/2009
UVICF	19,500	3.9500 (USD)	12/08/2009
UVICF	200	4.0500 (USD)	12/16/2009
UVI	20,000	4.3000 (CAD)	12/16/2009
UVI	1,000	4.2000 (CAD)	01/07/2010
UVICF	8,200	4.5010 (USD)	03/12/2010
UVICF	200	4.6000 (USD)	03/18/2010
UVICF	7,338	4.7858 (USD)	03/22/2010
UVI	2,900	4.8500 (CAD)	03/23/2010
UVICF	4,000	4.8000 (USD)	03/25/2010
UVI	45,159	4.8988 (CAD)	03/25/2010

BAKER STREET CAPITAL MANAGEMENT, LLC

None

VADIM PERELMAN

None